Exhibit 99.6

Number: BC1397468

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that 1397468 B.C. LTD. changed its name to LITHIUM AMERICAS CORP. on October 3, 2023 at 09:47 AM Pacific Time.

ELECTRONIC CERTIFICATE	Issued under my hand at Victoria, British Columbia On October 3, 2023

T.K. SPARKS
Registrar of Companies Province of British Columbia Canada